						Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009		2008	2007 (d)
	(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$2,895	$6,690	$(125,172)		$163,168	$42,590
Fixed charges (see below)	40,511	35,197	39,403		31,629	12,796
Amortization of capitalized interest	676	788	991		744	366
Interest capitalized	(1,544)	(301)	(751)		(2,618)	(3,023)
Total adjusted earnings (loss) available for fixed charges	$42,538	$42,374	$(85,529)		$192,923	$52,729

Fixed Charges
Interest and debt expense (a)	$36,985	$33,250	$37,208		$28,132	$9,279
Interest capitalized	1,544	301	751		2,618	3,023
Interest component of rental expense (b)	1,982	1,646	1,444		879	494
Total fixed charges	$40,511	$35,197	$39,403		$31,629	$12,796

Ratio of Earnings to Fixed Charges	1.1x	1.2x	—	(c)	6.1x	4.1x

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the year ended December 31, 2009, earning were insufficient to cover total fixed charges by $124.9 million.

(d)
Total adjusted earnings available for fixed charges for the year ended December 31, 2007, do not present the effects of the divestitures of our Michigan and North Dakota assets as discontinuing operations as the amounts related to these operations were immaterial.